SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated December 2, 2004

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                          Form 20-F [X]   Form 40-F [ ]


           Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                Yes [ ]   No [X]

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                          Table of Documents Submitted
Item


1. The adoption of the "Millea Group CSR Charter" and "Disclosure Policy of the Millea Group" and the establishment of the "CSR Board", dated November 30, 2004



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


December 2, 2004                        By:          /s/ TETSUYA UNNO
                                            ------------------------------------
                                             General Manager of Corporate Legal
                                               and Risk Management Department


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                                                                          Item 1

                                                           (English Translation)

                                                               November 30, 2004

The adoption of the "Millea Group CSR Charter" and "Disclosure Policy of the Millea Group" and the establishment of the "CSR Board"

     Millea Holdings, Inc. (Kunio Ishihara, President) has adopted the "Millea Group CSR Charter" for its group companies, including Tokio Marine & Nichido Fire Insurance Co., Ltd. and Tokio Marine & Nichido Life Insurance Co., Ltd. as a common guideline for the implementation of their Corporate Social Responsibility ("CSR") activities (see Exhibit 1).

     We have historically acknowledged CSR to be the "backbone of our management, and the management philosophy itself", and we have been actively promoting CSR in such areas as products and services, respect for human rights and dignity, protection of the global environment, contribution to communities and societies, compliance, and communication with stakeholders. We intend, through the adoption of the CSR Charter as a practical guideline, to further promote CSR-related activities by our group companies.

     Concurrently with the adoption of the CSR Charter, we have established the "CSR Board" to ensure implementation by each of the group companies of their CSR-related activities.

     The CSR Board consists of the following members:

     Kunio Ishihara          President, Millea Holdings, Inc.

     Toshiro Yagi            Managing Director, Tokio Marine &
                                 Nichido Fire Insurance Co., Ltd.

     Sukeaki Ohta            President, Tokio Marine &
                                 Nichido Life Insurance Co., Ltd.

     Masaru Yamashita        President, Tokio Marine &
                                 Nichido Financial Life Insurance Co., Ltd.

     Takaaki Tamai           CEO, Millea Asia Pte. Ltd.

     Yukio Hayama            President, The Tokio Marine &
                                 Nichido Career Service Co., Ltd.

     Masaki Yoshida          President, Millea Real-Estate-Risk
                                 Management, Inc.

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     Furthermore, we have adopted the "Disclosure Policy of the Millea Group", which provides for timely and appropriate disclosure of information (see
Exhibit 2). We acknowledge that active and speedy disclosure of information, as well as respect for transparency and fairness, are pivotal to the principles of CSR.

     The CSR Charter and the Disclosure Policy will be posted on our website:

CSR Charter:               http://www.millea.co.jp/social_respon/index.html
Disclosure Policy:         http://www.millea.co.jp/info/index/html

     We will continue to strive for a well-balanced and fair corporate management, both socially and economically, and hope to develop together with each of our stakeholders.

For further information, please contact:

Mitsuru Muraki
Group Leader
Corporate Communications and Investor Relations Group
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341


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                                                                       Exhibit 1

                                                           (English Translation)
Millea Group CSR Charter

     The Millea Group is committed to fulfilling its corporate social responsibilities ("CSR") by implementing its management philosophy to achieve sustainable growth together with the development of society, in accordance with the following principles:

Products and Services

- We aim to provide the society with products and services to meet its needs for safety and security.

Respect for Human Rights and Dignity

-    We respect and actively promote the recognition of human rights.

- We strive to ensure an energetic working environment that is both safe and healthy and to promote training and education of our employees.

- We respect the right to privacy and strive to enforce sound information management and control.

Protection of the Global Environment

- Acknowledging that the protection of the global environment is an important responsibility for all corporate entities, we respect the harmonization with and the improvement of the global environment in all of our activities.

Contribution to Communities and Societies

- As a member of various communities and societies, we respect the diversity of cultures and customs and we aim to contribute actively to the needs of the current era.

Compliance

- While striving to maintain high ethical standards at all times, we will pursue strict compliance in all aspects of our business activities.

Communication

- We intend to disclose information timely and appropriately and to promote dialogue with all our stakeholders to ensure effective corporate management.




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                                                                       Exhibit 2

                                                           (English Translation)


                     Disclosure Policy of the Millea Group

We aim to disclose meaningful information regarding the Millea Group that enhances management transparency and fairness in connection with our "Corporate Social Responsibility".

1.   Disclosure Policy

     It is our policy to disclose information expeditiously in accordance with the "Rules on Timely Disclosure of Corporate Information by Issuers of Listed Securities and the Like" stipulated by the Tokyo Stock Exchange.

     We strive for timely, accurate and fair disclosure of other information that is relevant to our customers, shareholders and investors, representative offices and employees as well as the society at large.

     In addition to disclosing appropriate information pursuant to Japanese laws and ordinances as well as stock exchange rules and regulations, it is our policy to disclose information in accordance with United States securities laws, rules and regulations, including providing annual reports containing consolidated financial statements prepared in accordance with the United States Generally Accepted Accounting Principles, or US-GAAP.

2.   Methods of Disclosure

     Disclosure pursuant to stock exchange rules, regulations and other requirements is made through the Timely Disclosure network, or TDnet, of the Tokyo Stock Exchange as well as the press and other appropriate means. We subsequently post the disclosed information on our website.

     Other disclosure is made in an appropriate manner based on the content of the relevant information.

     English language information publicly filed with or submitted to the United States Securities and Exchange Commission, or SEC, is available for viewing on the SEC website (http://www.sec.gov/edgar.shtml) or our website.

3.   Additional Information

     Disclosure made based on this Disclosure Policy is intended to inform the public regarding the Millea Group's activities accurately, expeditiously and fairly and is not intended to constitute an investment solicitation.


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Please refer to the following websites for disclosure of information relating to each Millea Group company:

Tokio Marine & Nichido Fire Insurance Co., Ltd.

     http://www.tokiomarine-nichido.co.jp/j0201/html/news_index.html

Tokio Marine & Nichido Life Insurance Co., Ltd.

     http://www.tmn-anshin.co.jp/news/index.html

Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

     http://www.tmn-financial.co.jp/company/news.html

Millea Asia Pte. Ltd.

     http://www.milleaasia.com/news_media.html

Millea Real-Estate-Risk Management, Inc.

     http://www.mirerim.co.jp/

Tokio Marine & Nichido Career Service Co., Ltd.

     http://www.tcshaken.co.jp/